Exhibit 4.6

EXECUTION COPY

AMENDMENT TO MANAGEMENT AGREEMENT

AMENDMENT NO. 2 made effective the 27th day of March 2008 to the Management Agreement dated the 3rd day of April 2007, as amended the 24th day of September 2008 (the “Management Agreement”); by and between CAPITAL PRODUCT PARTNERS L.P., a limited partnership duly organized and existing under the laws of the Marshall Islands (“CLP”), and CAPITAL SHIP MANAGEMENT CORP., a  company duly organized and existing under the laws of Panama with its registered office at Hong Kong Bank building, 6th floor, Samuel Lewis Avenue, Panama, and a representative office established in Greece at 3, Iassonos street, Piraeus Greece (“CSM”).

WHEREAS:

A.	CLP owns vessels and requires certain commercial and technical management services for the operation of its fleet;
B.	Pursuant to the Management Agreement, CLP engaged CSM to provide such commercial and technical management services to CLP on the terms set out therein;
C.	CLP wishes to acquire the product tanker Amore Mio II;
D.	CLP wishes for CSM to provide commercial and technical services under the Management Agreement with respect to the product tanker Amore Mio II;
E.	CLP has requested that CSM agree to amend certain provisions of the Management Agreement, as set forth herein; and
F.	CSM is willing to agree to such amendments as set forth herein.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto hereby agree, on the terms and subject to the conditions set forth herein, as follows:

Section 1.  Defined Terms.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Management Agreement.

Section 2.  Amendments.  (a) The definition of “Additional Vessels” set forth in Section 1 of the Management Agreement is hereby amended to read in its entirety as follows:

“Additional Vessels” means tankers not in the ownership of CLP on the date of this agreement and tankers not forming part of the newbuildings fleet as set out in Schedule “C” to this Agreement, that CLP may subsequently purchase.

Such Additional Vessels, after their acquisition by CLP, for the purposes of this Agreement shall also be referred to herein as Vessels.

(b) The first paragraph of Section 9 of the Management Agreement is hereby amended to read in its entirety as follows:

Section 9. Term And Termination.  With respect to each of the Vessels, this Agreement shall commence from the date on which each Vessel is acquired by CLP and will continue for approximately five years or as more specifically described on Schedule E to this Agreement, unless terminated by either party hereto on not less than one hundred and twenty (120) days notice if:

(c) Schedule “A” of the Management Agreement is hereby amended to read in its entirety as follows:

SCHEDULE A

SERVICES

CSM shall provide such of the following commercial and technical management services (the “Services”) to CLP, as CGP may from time to time request and direct CSM to provide pursuant to Section 1.02:

(1)           Negotiating on behalf of CLP time charters, bareboat charters and other employment contracts with respect to the Vessels and monitor payments thereunder;

(2)           Exercising of due diligence to:

(i)
maintain and preserve each Vessel and her equipment in full compliance with applicable rules and regulations, including Environmental Laws, good condition, running order and repair, so that each Vessel shall be, insofar as due diligence can make her in every respect seaworthy and in good operating condition;

(ii)	keep each Vessel in such condition as will entitle her to the highest classification and rating from the classification society chosen by her owner or charter for vessels of the class, age and type;

(iii)
prepare and obtain all necessary approvals for a shipboard oil pollution emergency plan (SOPEP) in a form approved by the Marine Environment Protection Committee of the International Maritime Organisation pursuant to the requirements of Regulation 26 of Annex I of the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, as amended (MARPOL 73/78), and provide assistance with respect to such other documentation and record-keeping requirements pursuant to applicable Environmental Laws;

(iv)
arrange for the preparation, filing and updating of a contingency Vessel Response Plan in accordance with the requirements of the U.S. Oil Pollution Act of 1990 as amended (“OPA”), and instruct the crew in all aspects of the operation of such plan;

(v)
inform CLP promptly of any major release or discharge of oil or other hazardous material in compliance with law and identify and ensure the availability by contract or otherwise of a Qualified Individual, a Spill Management Team, an Oil Spill Removal Organisation (as such terms are defined by applicable Environmental Laws), and any other individual or entity required by Environmental Laws, resources having salvage, firefighting, lightering and, if applicable, dispersant capabilities, and public relations/media personnel to assist CLP to deal with the media in the event of discharges of oil;

(vi)
arrange and procure for the vetting of the Vessels and CLP or CSM  by major charterers and arranging and attending relevant inspections of the Vessels, including pre-vetting inspections, or visits at the premises of CSM up to a maximum number of five inspection visits per Vessel per year to be attended by CSM, with additional visits to be for the account of CLP; and

(vii)	provide copies of any vessel inspection reports, valuations, surveys or similar reports upon request.

CSM is expressly authorized as agents for CLP to enter into such arrangements by contract or otherwise as are required to ensure the availability of the Services outlined above. CSM is further expressly authorized as agents for CLP to enter into such other arrangements as may from time to time be necessary to satisfy the requirements of OPA or other Federal or State laws.

(3)           Storing, victualing and supplying of each Vessel and the arranging for the purchase of certain day to day stores, supplies and parts;

(4)           Procuring and arrangement for port entrance and clearance, pilots, vessel agents, consular approvals, and other services necessary or desirable for the management and safe operation of each Vessel;

(5)           Preparing, issuing or causing to be issued to shippers the customary freight contract, cargo receipts and/or bills of lading;

(6)           Performance of all usual and customary duties concerned with the loading and discharging of cargoes at all ports;

(7)           Naming of vessel agents for the transaction of each Vessel’s business;

(8)           Arrangement and retention in full force and effect of all customary insurance pertaining to each Vessel as instructed by the owner or charterer and all such policies of insurance, including but not limited to protection and indemnity, hull and machinery, war risk and oil pollution covering each Vessel; if requested by the owner or charterer, making application for certificates of financial responsibility on behalf of the Vessels covered hereunder;

(9)           Adjustment and the negotiating of settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under policies of insurance;

(10)         If requested, provide CLP with technical assistance in connection with any sale of any Vessel. CSM  will, if requested in writing by CLP, comment on the terms of any proposed Memorandum of Agreement, but CLP will remain solely responsible for agreeing the terms of any Memorandum of Agreement regulating any sale;

(11)         Arrangement or the prompt dispatch of each Vessel from loading and discharging ports and for transit through canals;

(12)         Arrangement for employment of counsel, and the investigation, follow-up and negotiating of the settlement of all claims arising in connection with the operation of each Vessel; it being understood that CLP will be responsible for the payment of such counsel’s fees and expenses;

(13)         Arrangement for the appointment of an adjuster and assistance in preparing the average account, taking proper security for the cargo’s and freight’s proportion of average, and in all ways reasonably possible protecting the interest of each Vessel and her owner; it being understood that CLP will be responsible for the payment of such adjuster’s fees and expenses;

(14)         Arrangement for the appointment of surveyors and technical consultants as necessary; it being understood that CLP will be responsible for the payment of such surveyor’s or technical consultant’s fees and expenses outside the ordinary course of business;

(15)         Negotiating of the settlement of insurance claims of Vessel owner’s or charterer’s protection and indemnity insurance and the arranging for the making of disbursements accordingly for owner’s or charterer’s account;  CLP shall arrange for the provision of any necessary guarantee bond or other security;

(16)         Attendance to all matters involving each Vessel’s crew, including, but not limited to, the following:

(i)
arranging for the procurement and enlistment for each Vessel, as required by applicable law, of competent, reliable and duly licensed personnel (hereinafter referred to as “crew members”) in accordance with the requirements of International Maritime Organisation Convention on Standards of Training Certification and Watchkeeping for Seafarers 1978 and as subsequently amended, and all replacements therefore as from time to time may be required;

(ii)	arranging for all transportation, board and lodging for the crew members as and when required at rates and types of accommodations as customary in the industry;

(iii)
keeping and maintaining full and complete records of any labour agreements which may be entered into between owner or disponent owner and the crew members and the prompt reporting to owner or disponent owner as soon as notice or knowledge thereof is received of any change or proposed change in labour agreements or other regulations relating to the master and the crew members;

(iv)	negotiating the settlement and payment of all wages with the crew members during the course of and upon termination of their employment;

(v)
the handling of all details and negotiating the settlement of any and all claims of the crew members including, but not limited to, those arising out of accidents, sickness, or death, loss of personal effects, disputes under articles or contracts of enlistment, policies of insurance and fines;

(vi)
keeping and maintaining all administrative and financial records relating to the crew members as required by law, labour agreements, owner or charterer, and rendering to owner or charterer any and all reports when, as and in such form as requested by owner or charterer;

(vii)	the performance of any other function in connection with crew members as may be requested by owner or charterer; and

(viii)	negotiating with unions, if required.

(17)         Payment of all charges incurred in connection with the management of each Vessel, including, but not limited to, the cost of the items listed in (2) to (16) above, canal tolls, repair charges and port charges, and any amounts due to any governmental agency with respect to the Vessel crews;

(18)         In such form and on such terms as may be requested by CLP, the prompt reporting to CLP of each Vessel’s movement, position at sea, arrival and departure dates, casualties and damages received or caused by each Vessel;

(19)         In case any of the Vessels is employed under a voyage charter, CLP shall pay for all voyage related expenses (including bunkers, canal tolls and port dues)  and CSM shall arrange for the provision of bunker fuel of the quality agreed with CLP as required for any Vessel's trade. CSM shall be entitled to order bunker fuel through such brokers or suppliers as CLP deem appropriate unless CLP instruct CSM to utilize a particular supplier which CSM will be obliged to do provided that the CLP have made prior credit arrangements with such supplier.  CLP shall comply with the terms of any credit arrangements made by CSM on their behalf;

(20)         CSM shall not in any circumstances have any liability for any bunkers which do not meet the required specification. CSM will, however, take such action, on behalf of CLP, against the supplier of the bunkers, as is agreed with CLP.

(21)         Except as provided in paragraph (22) below, CSM shall make arrangements as instructed by the Classification Society of each Vessel for the intermediate and special survey of each Vessel and all costs in connection with passing such surveys (including dry-docking) and satisfactory compliance with class requirements will be borne by CSM.

(22)         CSM shall make arrangements as instructed by the Classification Society of the Amore Mio II for the next scheduled intermediate or special survey of the Amore Mio II, as applicable, and all costs in connection with passing such survey (including dry-docking) and satisfactory compliance with class requirements will be borne by CSM.

(d) Schedule “B” of the Management Agreement is hereby amended to read in its entirety as follows:

SCHEDULE B

FEES

In consideration for the provision of the Services listed in Schedule A by CSM to CLP, CLP shall pay CSM a fixed daily fee of US$5,500 per time-chartered Vessel, payable on the last day of each month, and will also pay a fixed daily fee of US$250 per bareboat-chartered Vessel, as set forth in the table below.  Notwithstanding anything in this Agreement to the contrary, this Schedule will be amended from time to time to reflect the applicable fee for each Additional Vessel, which fee shall be negotiated on a vessel-by-vessel basis.

Vessel Name	Daily Fee in US$

Atlantas	250
Aktoras	250
Agisilaos	5,500
Assos	5,500
Arionas	5,500
Axios	5,500
Aiolos	250
Avax	5,500
Atrotos	5,500
Akeraios	5,500
Anemos I	5,500
Apostolos	5,500
Alexandros II	250
Aristotelis II	250
Aris II	250
Attikos	5,500
Amore Mio II	8,500

(e)  Schedule “E” of the Management Agreement is hereby amended to read in its entirety as follows:

SCHEDULE E

DATE OF TERMINATION

Vessel Name	Expected Termination Date

Atlantas	January-April 2011
Aktoras	April-July 2011
Agisilaos	May-August 2011
Assos	February-May 2011
Arionas	August-November 2011
Axios	December 2011-March 2012
Aiolos	November 2011- February 2012
Avax	June 2010
Atrotos	February-May 2012
Akeraios	May-August 2012
Anemos I	July-October 2012
Apostolos	July-October 2012
Alexandros II	December 2012-March 2013
Aristotelis II	March-June 2013
Aris II	May-August 2013
Attikos	September-November 2012
Amore Mio II	March - April 2013

Section 3.  Effectiveness of Amendment.  This Amendment shall become effective as of the date hereof (the “Amendment Effective Date”).

Section 4.  Effect of Amendment.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, amend, or otherwise affect the rights and remedies of CLP or CSM under the Management Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Management Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  Nothing herein shall be deemed to entitle CLP or CSM to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Management Agreement in similar or different circumstances.  This Amendment shall apply and be effective with respect to the matters expressly referred to herein.  After the Amendment Effective Date, any reference to the Management Agreement shall mean the Management Agreement with such amendments effected hereby.

Section 5.  Counterparts.  This Amendment may be executed in one or more signed counterparts, facsimile or otherwise, which shall together form one instrument.

IN WITNESS WHEREOF the Parties have executed this Amendment by their duly authorized signatories with effect on the date first above written.

CAPITAL PRODUCT PARTNERS L.P. BY ITS GENERAL PARTNER, CAPITAL GP L.L.C.,

By:
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL SHIP MANAGEMENT CORP.,

By:
Name: Nikolaos Syntichakis
Title : Attorney-in-Fact